UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Boingo Wireless, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

09739C102

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09739C102	Page 2 of 12

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mitsui & Co., Ltd.(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,617,047(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,617,047(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,617,047(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.1%(2)
12	TYPE OF REPORTING PERSON CO

(1)

Mitsui & Co., Ltd. is the direct 100% owner of each of Mitsui & Co. (U.S.A.), Inc. and MCVP Holding, Inc. It is also the indirect 100% owner of Mitsui & Co. Global Investment, Inc. and the direct majority owner of Corporate Development Fund of Mitsui & Co. Ltd. Accordingly, Mitsui & Co. Ltd. may be deemed to beneficially own the shares of common stock of the Issuer held by Mitsui & Co. (U.S.A.), Inc., MCVP Holding, Inc., Mitsui & Co. Global Investment, Inc. and Corporate Development Fund of Mitsui & Co., Ltd. Mitsui & Co. Ltd. disclaims beneficial ownership with respect to any shares of Common Stock directly owned by Mitsui & Co. (U.S.A.), Inc., Corporate Development Fund of Mitsui & Co., Ltd., Mitsui & Co. Global Investment, Inc. and MCVP Holding, Inc. The reported number represents the number of shares held as of December 31, 2012.

(2)	Based on 35,168,029 shares of common stock of the Issuer outstanding as of November 9, 2012, as described in Item 4(b).

CUSIP No. 09739C102	Page 3 of 12

1	NAME OF REPORTING PERSON Mitsui & Co. (U.S.A.), Inc.(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,388,451(1)
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 2,388,451(1)
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,388,451(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%(2)
12	TYPE OF REPORTING PERSON CO

(1)

The reported number represents the number of shares held as of December 31, 2012. Mitsui & Co. (U.S.A.), Inc. may be deemed to beneficially own the shares of common stock of the Issuer directly held by Corporate Development Fund of Mitsui & Co. Ltd., Mitsui & Co. Global Investment, Inc. and MCVP Holding, Inc. but disclaims beneficial ownership of such shares.

(2)	Based on 35,168,029 shares of common stock of the Issuer outstanding as of November 9, 2012, as described in Item 4(b).

CUSIP No. 09739C102	Page 4 of 12

1	NAME OF REPORTING PERSON Corporate Development Fund of Mitsui & Co., Ltd.(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,228,596(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,228,596(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,228,596(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%(2)
12	TYPE OF REPORTING PERSON CO

(1)

The reported number represents the number of shares held as of December 31, 2012. Corporate Development Fund of Mitsui & Co. Ltd. may be deemed to beneficially own the shares of common stock of the Issuer held by Mitsui & Co. (U.S.A.), Inc., Mitsui & Co. Global Investment, Inc. and MCVP Holding, Inc. but disclaims beneficial ownership of such shares.

(2)	Based on 35,168,029 shares of common stock of the Issuer outstanding as of November 9, 2012, as described in Item 4(b).

CUSIP No. 09739C102	Page 5 of 12

1	NAME OF REPORTING PERSON Mitsui & Co. Global Investment, Inc.(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%(2)
12	TYPE OF REPORTING PERSON CO

(1)

The reported number represents the number of shares held as of December 31, 2012. Mitsui & Co. Global Investment, Inc. may be deemed to beneficially own the shares of common stock of the Issuer held by Mitsui & Co. (U.S.A.), Inc., Corporate Development Fund of Mitsui & Co. Ltd. and MCVP Holding, Inc. but disclaims beneficial ownership of such shares.

(2)	Based on 35,168,029 shares of common stock of the Issuer outstanding as of November 9, 2012, as described in Item 4(b).

CUSIP No. 09739C102	Page 6 of 12

1	NAME OF REPORTING PERSON MCVP Holding, Inc.(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%(2)
12	TYPE OF REPORTING PERSON CO

(1)

The reported number represents the number of shares held as of December 31, 2012. MCVP Holding, Inc. may be deemed to beneficially own the shares of common stock of the Issuer held by Mitsui & Co. (U.S.A.), Inc., Corporate Development Fund of Mitsui & Co. Ltd. and Mitsui & Co. Global Investment, Inc. but disclaims beneficial ownership of such shares.

(2)	Based on 35,168,029 shares of common stock of the Issuer outstanding as of November 9, 2012, as described in Item 4(b).

CUSIP No. 09739C102	Page 7 of 12

1	NAME OF REPORTING PERSON Mitsui & Co. Global Investment Ltd.(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%(2)
12	TYPE OF REPORTING PERSON CO

(1)

Mitsui & Co. Global Investment, Inc. is a wholly owned subsidiary of Mitsui & Co. Global Investment Ltd. Accordingly, Mitsui & Co. Global Investment Ltd. may be deemed to beneficially own the shares of common stock of the Issuer held by Mitsui & Co. Global Investment, Inc. but disclaims beneficial ownership with respect to any such shares. Mitsui & Co. Global Investment, Inc. may be deemed to beneficially own the securities directly held by Mitsui & Co. (U.S.A.), Inc., Corporate Development Fund of Mitsui & Co., Ltd. and MCVP Holding, Inc. but also disclaims beneficial ownership with respect to any shares of Common Stock directly owned by Mitsui & Co. (U.S.A.), Inc., Corporate Development Fund of Mitsui & Co., Ltd. and MCVP Holding, Inc. The reported number represents the number of shares held as of December 31, 2012.

(2)	Based on 35,168,029 shares of common stock of the Issuer outstanding as of November 9, 2012, as described in Item 4(b).

CUSIP No. 09739C102	Page 8 of 12

1	NAME OF REPORTING PERSON Mitsui & Co. Principal Investments Ltd.(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,228,596(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,228,596(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,228,596(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%(2)
12	TYPE OF REPORTING PERSON CO

(1)

Mitsui & Co. Principal Investments Ltd. is the direct 1% owner of Corporate Development Fund of Mitsui & Co. Ltd. and has managing authority over Corporate Development Fund of Mitsui & Co. Ltd. Accordingly, Mitsui & Co. Principal Investments Ltd. may be deemed to beneficially own the shares of common stock of the Issuer held by Corporate Development Fund of Mitsui & Co. Ltd. but disclaims beneficial ownership with respect to any such shares. Mitsui & Co. Principal Investments Ltd. may be deemed to beneficially own the securities directly held by Mitsui & Co. (U.S.A.), Inc., Mitsui & Co. Global Investment, Inc. and MCVP Holding, Inc. but also disclaims beneficial ownership with respect to any shares of Common Stock directly owned by Mitsui & Co. (U.S.A.), Inc., Mitsui & Co. Global Investment, Inc. and MCVP Holding, Inc. The reported number represents the number of shares held as of December 31, 2012.

(2)	Based on 35,168,029 shares of common stock of the Issuer outstanding as of November 9, 2012, as described in Item 4(b).

Item 1.	(a)	Name of Issuer:

Boingo Wireless, Inc. (the “Issuer”)

	(b)	Address of Issuer’s principal executive office:

10960 Willshire Blvd. Suite 800 Los Angeles, California 90024

Item 2.	(a)	Names of persons filing:

(i) Mitsui & Co. Ltd. (“Mitsui Ltd.”), (ii) Mitsui & Co. (U.S.A.), Inc. (“Mitsui USA”); (iii) Corporate Development Fund of Mitsui & Co., Ltd. (“Corporate Development Fund”); (iv) Mitsui & Co. Global Investment, Inc. (“Mitsui Global”); (v) MCVP Holding, Inc. (“MCVP Holding”), (vi) Mitsui & Co. Global Investment Ltd. (“Mitsui Global Ltd.”) and (vii) Mitsui & Co. Principal Investments Ltd. (“Mitsui Principal Investments” and, collectively with Mitsui Ltd., Mitsui USA, Corporate Development Fund, Mitsui Global, MCVP Holding and Mitsui Global Ltd., the “Reporting Persons”)

The Reporting Persons are filing this Schedule 13G jointly, but not as members of a group, and each of them expressly disclaims membership in a group. Except for the Common Stock directly held by any Reporting Person, each Reporting Person disclaims beneficial ownership of the Stock held by each other Reporting Person.

	(b)	The address of the principal business address of Mitsui Ltd. is:

2-1, OHTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-0004

JAPAN

The address of the principal business office of each of Mitsui USA and MCVP Holding is:

200 PARK AVENUE

36TH FLOOR

NEW YORK, NEW YORK 10166

The address of the principal business office of Corporate Development Fund is:

NIHON KEIZAI SHIMBUN, TOKYO HEADQUARTERS BUILDING, 8TH FLOOR

1-3-7 OTEMACHI

CHIYODA-KU, TOKYO 100-0004 JAPAN

The address of the principal business office of Mitsui Global is:

535 MIDDLEFIELD ROAD

MENLO PARK, CALIFORNIA 94025

The address of the principal business office of Mitsui Global Ltd. is:

NIHON KEIZAI SHIMBUN, TOKYO HEADQUARTERS BUILDING, 8TH FLOOR

1-3-7 OTEMACHI

CHIYODA-KU, TOKYO 100-0004 JAPAN

The address of the principal business office of Mitsui Principal Investments is:

NIHON KEIZAI SHIMBUN, TOKYO HEADQUARTERS BUILDING, 8TH FLOOR

1-3-7 OTEMACHI

CHIYODA-KU, TOKYO 100-0004 JAPAN

	(c)	Citizenship:

The place of organization of Mitsui Ltd. is Japan.

The place of organization of Mitsui USA is New York.

The place of organization of Corporate Development Fund is Japan.

The place of organization of Mitsui Global is Delaware.

The place of organization of MCVP Holding is Delaware.

The place of organization of Mitsui Global Ltd. is Japan.

The place of organization of Mitsui Principal Investments is Japan.

	(d)	Title of class of securities:

Common Stock, par value $0.0001 per share (“Common Stock”)

	(e)	CUSIP Number:

09739C102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

☐ Broker or Dealer registered under Section 15 of the Act

☐ Bank as defined in section 3(a)(6) of the Act

☐ Insurance Company as defined in section 3(a)(19) of the Act

☐ Investment Company registered under section 8 of the Investment Company Act of 1940

☐ Investment Adviser in accordance with Section 240.13d-1(b)(1)(ii)(E)

☐ An employee benefit plan or an endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F)

☐ Parent holding company or control person in accordance with Section 240.13d-1(b)(ii)(G)

☐ A saving association as defined in Section 3(b) of the Federal Deposit Insurance Act

☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

☐ Group, in accordance with Section 240.13d-1(b)(ii)(J)

Item 4.	Ownership

Mitsui Ltd.:

	(a)	Amount beneficially owned:

Mitsui Ltd. is the direct 100% owner of each of Mitsui USA and MCVP Holding. It is also the indirect 100% owner of Mitsui Global and the direct majority owner of Corporate Development Fund. Accordingly, Mitsui Ltd. may be deemed to be the beneficial owner of 4,617,047 shares of Common Stock.

Mitsui Ltd. disclaims beneficial ownership with respect to any shares of Common Stock directly owned by Mitsui USA, Corporate Development Fund, Mitsui Global and MCVP Holding.

	(b)	Percent of class:

Mitsui Ltd. is the direct 100% owner of each of Mitsui USA and MCVP Holding. It is also the indirect 100% owner of Mitsui Global and the direct majority owner of Corporate Development Fund. Accordingly, Mitsui Ltd. may be deemed to be the beneficial owner of approximately 13.1% of the outstanding Common Stock of the Issuer (based on the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012 filed by the Issuer with the Securities and Exchange Commission (the “10-Q”), which stated that as of November 9, 2012, the Issuer had 35,168,029 shares of Common Stock outstanding).

	(c)	Number of shares as to which Mitsui Ltd. has:

(i) sole power to vote or to direct the vote:

0

(ii) shared power to vote or to direct the vote:

4,617,047

(iii) sole power to dispose or to direct the disposition of:

0

(iv) shared power to dispose or to direct the disposition of:

4,617,047

Mitsui USA:

	(a)	Amount beneficially owned:

Mitsui USA beneficially owns 2,388,451 shares of Common Stock.

Mitsui USA disclaims beneficial ownership with respect to any shares of Common Stock directly owned by Corporate Development Fund, Mitsui Global and MCVP Holding.

	(b)	Percent of class:

6.8% (based on the 10-Q).

	(c)	Number of shares as to which Mitsui Ltd. has:

(i) sole power to vote or to direct the vote:

2,388,451

(ii) shared power to vote or to direct the vote:

0

(iii) sole power to dispose or to direct the disposition of:

2,388,451

(iv) shared power to dispose or to direct the disposition of:

0

Corporate Development Fund:

	(a)	Amount beneficially owned:

Corporate Development Fund beneficially owns 2,228,596 shares of Common Stock.

Corporate Development Fund disclaims beneficial ownership with respect to any shares of Common Stock directly owned by Mitsui USA, Mitsui Global and MCVP Holding.

	(b)	Percent of class:

6.3% (based on the 10-Q).

	(c)	Number of shares as to which Corporate Development Fund has:

(i) sole power to vote or to direct the vote:

2,228,596

(ii) shared power to vote or to direct the vote:

0

(iii) sole power to dispose or to direct the disposition of:

2,228,596

(iv) shared power to dispose or to direct the disposition of:

0

Mitsui Global:

	(a)	Amount beneficially owned:

Mitsui Global beneficially owns 0 shares of Common Stock.

Mitsui Global disclaims beneficial ownership with respect to any shares of Common Stock directly owned by Mitsui USA, Corporate Development Fund and MCVP Holding.

	(b)	Percent of class:

0% (based on the 10-Q).

	(c)	Number of shares as to which Mitsui Global has:

(i) sole power to vote or to direct the vote:

0

(ii) shared power to vote or to direct the vote:

0

(iii) sole power to dispose or to direct the disposition of:

0

(iv) shared power to dispose or to direct the disposition of:

0

MCVP Holding:

	(a)	Amount beneficially owned:

MCVP Holding beneficially owns 0 shares of Common Stock.

MCVP Holding disclaims beneficial ownership with respect to any shares of Common Stock directly owned by Mitsui USA, Corporate Development Fund and Mitsui Global.

	(b)	Percent of class:

0% (based on the 10-Q).

	(c)	Number of shares as to which MCVP Holding has:

(i) sole power to vote or to direct the vote:

0

(ii) shared power to vote or to direct the vote:

0

(iii) sole power to dispose or to direct the disposition of:

0

(iv) shared power to dispose or to direct the disposition of:

0

Mitsui Global Ltd:

	(a)	Amount beneficially owned:

Mitsui Global is a wholly owned subsidiary of Mitsui Global Ltd. Mitsui Global Ltd. beneficially owns 0 shares of Common Stock.

Mitsui Global disclaims beneficial ownership with respect to any shares of Common Stock directly owned by Mitsui USA, Corporate Development Fund, Mitsui Global and MCVP Holding.

	(b)	Percent of class:

0% (based on the 10-Q).

	(c)	Number of shares as to which Mitsui Global has:

(i) sole power to vote or to direct the vote:

0

(ii) shared power to vote or to direct the vote:

0

(iii) sole power to dispose or to direct the disposition of:

0

(iv) shared power to dispose or to direct the disposition of:

0

Mitsui Principal Investments:

	(a)	Amount beneficially owned:

Mitsui Principal Investments is the direct 1% owner of Corporate Development Fund and has managing authority over Corporate Development Fund. Accordingly, Mitsui Principal Investments may be deemed to be the beneficial owner of 2,228,596 shares of Common Stock.

Mitsui Principal Investments disclaims beneficial ownership with respect to any shares of Common Stock directly owned by Mitsui USA, Corporate Development Fund, Mitsui Global and MCVP Holding.

	(b)	Percent of class:

6.3% (based on the 10-Q).

	(c)	Number of shares as to which Corporate Development Fund has:

(i) sole power to vote or to direct the vote:

0

(ii) shared power to vote or to direct the vote:

2,228,596

(iii) sole power to dispose or to direct the disposition of:

0

(iv) shared power to dispose or to direct the disposition of:

2,228,596

Item 5.	Ownership of 5 Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Exhibits

A.	Statement Appointing Designated Filer, dated February 10, 2012, by and among the Reporting Persons. The preceeding exhibit was filed as Exhibit A to the Schedule 13G relating to the common stock of the Issuer filed by the undersigned with the Securities and Exchange Commission on February 14, 2012 and is hereby incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13G is true, complete and correct.

Dated: February 14, 2013

MITSUI & CO., LTD.

By:	/s/ Hiroaki Sagane
Name:	Hiroaki Sagane
Title:	General Manager of Portfolio Management Department

MITSUI & CO. (U.S.A.), INC.

By:	/s/ Koichi Ando
Name:	Koichi Ando
Title:	Senior Vice President, Financial & New Business Division

CORPORATE DEVELOPMENT FUND OF MITSUI & CO., LTD.

By:	/s/ Masami Kawahara
Name:	Masami Kawahara
Title:	Mitsui & Co. Principal Investments Ltd., Its General Partner, President & CEO

MITSUI & CO. GLOBAL INVESTMENT, INC.

By:	/s/ Kenichi Kimura
Name:	Kenichi Kimura
Title:	President & CEO

MCVP HOLDING, INC.

By:	/s/ Hiroaki Sagane
Name:	Hiroaki Sagane
TITLE:	Treasurer

MITSUI & CO. GLOBAL INVESTMENT LTD.

BY:	/s/ Katsuhiko Oizumi
NAME:	Katsuhiko Oizumi
TITLE:	President & CEO

MITSUI & CO. PRINCIPAL INVESTMENTS LTD.

BY:	/s/ Masami Kawahara
NAME:	Masami Kawahara
TITLE:	President & CEO

11